					EXHIBIT 12.1
COMMERCIAL VEHICLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

Year Ended December 31
	2016	2015	2014	2013	2012
EARNINGS
Pre-tax income from operations	$6,834	$16,819	$12,762	$(14,788)	$23,082
Fixed charges	21,432	23,621	23,230	23,724	23,938
Capitalized interest	—	—	—	—	—
Earnings available for fixed charges	$28,266	$40,440	$35,992	$8,936	$47,020
FIXED CHARGES:
Interest expense (including debt issuance costs amortized to interest expense)	$19,318	$21,359	$20,716	$21,087	$20,945
Capitalized interest	—	—	—	—	—
Interest component of rent expense [1]	$2,114	$2,262	$2,514	$2,637	$2,993

Total fixed charges	$21,432	$23,621	$23,230	$23,724	$23,938

Ratio of earnings to fixed charges	1.32	1.71	1.55	0.38	1.96
[1] For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 20%, which management believes is representative of the interest component.